UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Orbotech Ltd.
(Name of Issuer)

Ordinary Shares (NIS 0.14 nominal par value)
(Title of Class of Securities)

M75253100
(CUSIP Number)

Drs. Jacob and Judith Richter P.O. Box 58165 Tel Aviv 61581, Israel With a copy to: Richard Hall, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M75253100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Jacob Richter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M75253100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Judith Richter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D

This Amendment No. 4 amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by each of Dr. Jacob Richter and Dr. Judith Richter (the “Reporting Persons”) on July 14, 2009 and amended by Amendment No. 1 filed on July 21, 2009, Amendment No. 2 filed on January 3, 2012 and Amendment No. 3 filed on May 19, 2017.  This Amendment No. 4 is being filed as a result of the information disclosed in Item 4 below.

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following:

On February 20, 2019, KLA-Tencor Corporation (“KLA”) completed the acquisition of Orbotech Ltd. (“Orbotech”) pursuant to the Agreement and Plan of Merger dated as of March 18, 2018, as amended (the “Merger Agreement”), among KLA, Tiburon Merger Sub Technologies Ltd. (“Merger Sub”) and Orbotech.

Pursuant to the Merger Agreement, Merger Sub merged with and into Orbotech (the “Merger”), with Orbotech surviving as a wholly owned subsidiary of KLA.  Under the terms of the Merger Agreement, Orbotech shareholders received $38.86 in cash and .25 of a share of KLA common stock, for a total consideration of $65.93 per Orbotech ordinary share NIS 0.14 nominal (par) value (a “Share”) (based on a closing price of $108.26 per share of KLA common stock on February 19, 2019) (the “Merger Consideration”). The Merger became effective on February 20, 2019.

As a result of the closing of the Merger, the Reporting Persons ceased to be the beneficial owner of any Shares.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)   As a result of the closing of the Merger on February 20, 2019, the Reporting Persons ceased to be the beneficial owner of any Shares.

(c)            The response to Item 4 of this Amendment No. 4 is incorporated by reference herein.  There are no other transactions in the Shares by the Reporting Persons in the past sixty days.

(d)            Not applicable.

(e)            On February 20, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Jacob Richter
Dr. Jacob Richter

By:	/s/ Judith Richter
Dr. Judith Richter

        February 25, 2019